Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

State or other jurisdiction of
Name	incorporation or organization

Ply Gem Industries, Inc.	Delaware
Alenco Building Products Management, L.L.C.	Delaware
Alenco Extrusion GA, L.L.C.	Delaware
Alenco Extrusion Management, L.L.C.	Delaware
Alenco Holding Corporation	Delaware
Alenco Interests, L.L.C.	Delaware
Alenco Trans, Inc.	Delaware
Alenco Window GA, L.L.C.	Delaware
Aluminum Scrap Recycle, LL.C	Delaware
AWC Arizona, Inc.	Delaware
AWC Holding Company	Delaware
Foundation Labs by Ply Gem, LLC	Delaware
Glazing Industries Management, L.L.C.	Delaware
Great Lakes Window, Inc.	Ohio
Kroy Building Products, Inc.	Delaware
Mastic Home Exteriors, Inc.	Ohio
MW Manufacturers Inc.	Delaware
MWM Holding, Inc.	Delaware
Napco, Inc.	Delaware
New Alenco Extrusion, Ltd.	Texas
New Alenco Window, Ltd.	Texas
New Glazing Industries, Ltd.	Texas
Ply Gem Canada, Inc.	Alberta, Canada
Ply Gem Pacific Windows Corporation	Delaware
Variform, Inc.	Missouri